UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

NAME OF REGISTRANT: Lockheed Martin Corporation

NAME OF PERSONS RELYING ON EXEMPTION: The Anti-Defamation League & JLens

ADDRESS OF PERSON RELYING ON EXEMPTION: 605 3rd Ave, New York, NY 10158

WRITTEN MATERIALS: The following written material is attached – Proxy Memorandum, dated April 4, 2025

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. The Anti-Defamation League & JLens are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by JLens and its affiliates. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PLEASE NOTE: The Anti-Defamation League & JLens are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

PROXY MEMORANDUM

To:	Shareholders of Lockheed Martin Corporation (the “Company” or “Lockheed Martin”)
From:	The Anti-Defamation League (“ADL”) & JLens (together, “we”)
Date:	April 4, 2025
Re:	The case to vote AGAINST Proposal 5 (“Report on Alignment of Political Activities With Human Rights Policy”) on Lockheed Martin’s 2025 Proxy Statement

We Urge You to Vote AGAINST Proposal 5 in Lockheed Martin’s 2025 Proxy Statement

Proposal 5 asks Lockheed Martin to conduct an evaluation and issue a public report “describing the alignment of its political activities (including direct and indirect lobbying and political and electioneering expenditures) with its Human Rights Policy. The report should list and explain instances of misalignment, and state whether and how the identified incongruencies have or will be addressed.” The proposals supporting statement goes on to specifically call out Israel and the Company’s defense-related involvement with Israel. Although it appears to advocate for ethical oversight, it is clear to us that the substance of this proposal aligns with the Boycott, Divestment, and Sanctions (“BDS”) movement’s method of pressuring companies to reduce or end their ties to Israel. The proposal seemingly disregards the security context surrounding Israel’s defense needs, introduces reputational and operational risks, and draws on biased sources. In our view, Proposal 5 is a politically-motivated proposal that seeks to isolate Israel economically by targeting lawful defense partnerships that are consistent with U.S. policy and shareholder interests.

We Strongly Believe This Proposal is Designed to Serve the Goals of the BDS Movement, Not to Align the Company’s Political Activities

The BDS movement seeks to economically isolate Israel. While Proposal 5 may appear framed as a neutral assessment of the alignment of Lockheed Martin’s political activities, in practice, it is clear to us that the proposal reflects tactics long used by BDS proponents to stigmatize companies that do business with Israel. This proposal seeks to exploit ESG frameworks to advance political aims by:

●	Singling Out Israel: Israel is the only country singled out in this proposal. We believe a fair analysis would consider the complexities of each region, not just single out a close U.S. ally defending itself. By calling out Israel explicitly, this proposal aligns with the BDS movement tactic of demonizing and delegitimizing the State of Israel. In our view, a genuinely impartial request for an assessment of the Company's political alignment with its human rights policy would reasonably include references to multiple conflict regions where the Company’s products are used.
●	Weaving in False Allegations into Seemingly Reasonable Human Rights Rhetoric: We believe the human rights language in this proposal weaves in false allegations and inflammatory language like “war crimes” in a thinly veiled attempt to distract from the proponent’s main strategy of rallying BDS activists against Israel and to drive negative media coverage.

●	Pressuring Companies to Boycott Israel: This proposal alleges that the Company’s F-35 planes were used to “target Palestinian civilians in Gaza and are connected to apparent war crimes.” By virtue of this proposal appearing in the Company’s proxy statement, we believe the proponent aims to embarrass the Company and deter other defense companies from doing business with Israel in fear of the reputational risk associated with being singled out by “human rights” activists.

A Politically Charged Proposal That Ignores Israel’s Critical Security Context

Lockheed Martin’s products are critical to Israel’s ability to defend itself against ongoing threats. The October 7, 2023 attacks—where Hamas terrorists murdered over 1,200 civilians, raped women, killed children, and took over 250 hostages—were the worst attacks against the Jewish people since the Holocaust [1]. These attacks underscore why robust defense capabilities are vital. Yet Proposal 5 seemingly disregards these dangers and omits Israel’s right to protect its citizens, effectively casting necessary defensive measures as controversial.

Israel faces persistent hostility from groups openly committed to its destruction. Defense technology from Lockheed Martin is essential for safeguarding civilians. However, Proposal 5 treats such support as problematic and:

●	Overlooks Israel’s Safeguards: Israel uses measures such as evacuation notices, humanitarian corridors, and real-time targeting reviews to minimize harm to civilians, yet the proposal ignores these efforts.
●	Undermines Sovereignty: By framing legitimate defense partnerships as illegitimate, the proposal seemingly denies Israel’s right to self-defense and sets a risky precedent—one that could be applied to other U.S. allies facing security threats.
●	Portrays Israel’s Partnerships as Ethically Suspect: The proposal labels legitimate military support as controversial.
●	Fails to Recognize Lockheed Martin’s Compliance with Rigorous U.S. Export Controls: The proposal questions the alignment of Lockheed Martin’s lobbying activities and defense sales with its Human Rights Policy, but omits that these activities are conducted fully in accordance with comprehensive U.S. export and arms control laws, which include stringent governmental oversight and human rights vetting designed specifically to ensure responsible transfers to strategic allies like Israel.

This strategy ultimately follows a well-documented BDS pattern: eroding support for Israel through reputational pressure disguised as human rights advocacy.

Approving This Proposal Could Harm Lockheed Martin and Its Investors

Approving this proposal could harm the Company and adversely impact shareholder value by:

●	Inflicting Reputational Harm: Since this proposal alleges the Company is complicit in human rights violations, including genocide, it’s approval could damage the Company’s brand, erode stakeholder trust, and attract negative media attention.
●	Creating Operational Distractions: The proposed HRIA could divert valuable time and resources to maintain an unnecessary process instead of focusing on the Company’s mission of delivering lawful defense products.

The Proposal Relies on Biased and Unreliable Sources

Much of the proposal’s supporting argument is drawn from a web of allied organizations known to advocate for boycotts or divestment against Israel. In our view, by anchoring its premise in such biased sources, the proposal undercuts its own credibility, relying on faulty pillars of partisan information rather than balanced, independently verified evidence.

●	American Friends Service Committee (AFSC), which explicitly lists Lockheed Martin as a target of its BDS-aligned campaign targeting “Companies Profiting from the Gaza Genocide” [2]. AFSC is referenced in footnote 5 of the proposal. Moreover, AFSC’s research relies on a wide array of biased anti-Israel sources, including Al Jazeera [3], Amnesty International [4], and Human Rights Watch.
○	Al Jazeera is an “independent news agency funded in part by the Qatari government” [5]. It produces heavily one-sided reports on the Palestinian-Israeli conflict, including articles like “From Paris to Beirut: Israel’s Long Record of Assassinating Palestinians [6], and “Why are Global Health Organisations Not Speaking up on Genocide in Gaza?,” as well as calling Israeli attacks in Gaza “war crimes” [7]. Al Jazeera reporters are alleged to have participated in the October 7 atrocities [8].
○	Amnesty International directly states that “Israeli authorities deepened the apartheid system oppressing Palestinians in Israel and the Occupied Palestinian Territories, by implementing laws and policies of segregation, deprivation and forced displacement” [9] and has called recent Israeli operations in Gaza “war crimes” [10]. A recently published report was found to “demonize and delegitimize” Israel [11].
○	Human Rights Watch has been previously accused of being anti-Israel and regularly labels Israel as an apartheid state, as is evident in a report from 2021 [12]. The founder of Human Rights Watch, Robert L. Bernstein, denounced the organization for focusing more on condemning Israel for international law violations than any other country [13].
●	United Nations Human Rights Council (“UNHRC”), is widely recognized as biased against Israel—including by former UN Secretary-General Ban Ki-moon [14]—and has adopted more condemnations of Israel than any other country [15]. The UNHRC also maintains a formal blacklist of companies in Israeli-controlled territories [16].

By citing groups with clear anti-Israel agendas and long-standing credibility concerns, we believe the proposal skews perceptions of lawful defense contracts, presenting them as morally or legally suspect based on distorted and ideologically motivated information and without providing balanced context.

Conclusion: Vote NO to Uphold Fair, Responsible Operations

To summarize, Proposal 5 reflects a BDS-aligned effort to stigmatize Israel’s legitimate defense needs, rather than a genuine call for balanced analysis of the company’s political activities. By voting AGAINST this proposal, we believe shareholders can help ensure Lockheed Martin remains focused on lawful, responsible defense solutions without succumbing to politicized pressure that unfairly targets Israel.

Thank you for your careful consideration.

For more information, please contact Dani Nurick, JLens Director of Advocacy, at dani@jlensnetwork.org.

Endnotes:

1.	Anti-Defamation League. J7 Taskforce Statement on Anniversary of the Oct 7 Hamas Attack on Israel. https://www.adl.org/resources/press-release/j7-task-force-statement-anniversary-oct-7-hamas-attack-israel
2.	American Friends Service Committee. (n.d.). Companies profiting from the Gaza genocide. https://afsc.org/gaza-genocide-companies.
3.	Amnesty International. “Israel and Occupied Palestinian Territories: ‘They were just kids’: Evidence of war crimes during Israel’s August 2022 Gaza offensive.” 25 October 2022. https://www.amnesty.org/en/documents/mde15/6079/2022/en/
4.	Al Jazeera. “‘Give us 10 minutes’: How Israel bombed a Gaza media tower.” 15 May 2021. https://www.aljazeera.com/news/2021/5/15/give-us-10-minutes-how-israel-bombed-gaza-media-tower
5.	Al Jazeera. "About Us.". https://www.aljazeera.com/about-us.
6.	Al Jazeera. "From Paris to Beirut: Israel's Long Record of Assassinating Palestinians." 31 July 2024. https://www.aljazeera.com/features/2024/7/31/from-paris-to-beirut-israels-long-record-of-assassinating-palestinians
7.	Al Jazeera. “UN Rights Office Says Israeli Attacks on Jabalia Could Be War Crime”. 2 November 2023. https://www.aljazeera.com/news/2023/11/2/un-rights-office-says-israeli-attacks-on-jabalia-could-be-war-crime
8.	Al Jazeera. "Why Are Global Health Organisations Not Speaking Up on Genocide in Gaza?" July 30, 2024. https://www.aljazeera.com/opinions/2024/7/30/why-are-global-health-organisations-not-speaking-up-on-genocide-in-gaza.
9.	Amnesty International. "Israel and Occupied Palestinian Territories." https://www.amnesty.org/en/location/middle-east-and-north-africa/middle-east/israel-and-occupied-palestinian-territories/.
10.	Amnesty International. “Israel/OPT: US-made munitions killed 43 civilians in two documented Israeli air strikes in Gaza – new investigation.” 5 December 2023.https://www.amnesty.org/en/latest/news/2023/12/israel-opt-us-made-munitions-killed-43-civilians-in-two-documented-israeli-air-strikes-in-gaza-new-investigation/
11.	Wasserman Schultz, Debbie. "Wasserman Schultz Statement on Israel's Right to Self-Defense." https://wassermanschultz.house.gov/news/documentsingle.aspx?DocumentID=2775.
12.	Glick, Caroline B. "Human Rights Watch’s Hostility Toward Israel." Wall Street Journal, July 27, 2023. https://www.wsj.com/articles/human-rights-watch-anti-israel-roth-soros-3daa677d.
13.	Lubell, Maayan. "Israel Is on Rampage Against Human Rights, New HRW Chief Says." Reuters, March 30, 2023. https://www.reuters.com/world/middle-east/israel-is-on-rampage-against-human-rights-new-hrw-chief-says-2023-03-30/.
14.	Former UN Secretary-General Ban Ki-moon acknowledged the UNHRC’s persistent focus on Israel as an area of concern, referencing its “disproportionate number of resolutions” targeting Israel. https://www.independent.co.uk/news/world/middle-east/ban-kimoon-united-nations-disproportionate-israel-focus-resolutions-palestinians-human-rights-danny-danon-a7481961.html?
15.	United Nations Watch. Human Rights Council – UN Watch Database. https://unwatch.org/database/problems/unhrc/.
16.	OHCHR, "Database of HRC Resolution 31/36”. 2025. https://www.ohchr.org/en/hr-bodies/hrc/regular-sessions/session31/database-hrc3136

About the Anti-Defamation League

ADL is the leading anti-hate organization in the world. Founded in 1913, its timeless mission is “to stop the defamation of the Jewish people and to secure justice and fair treatment to all.” Today, ADL continues to fight all forms of antisemitism and bias, using innovation and partnerships to drive impact. A global leader in combating antisemitism, countering extremism and battling bigotry wherever and whenever it happens, ADL works to protect democracy and ensure a just and inclusive society for all.

About JLens
JLens’ mission is to empower investors to align their capital with Jewish values and advocate for Jewish communal priorities in the corporate arena. Founded in 2012 to give the Jewish community a strategic presence in this influential arena, JLens promotes Jewish values and interests, including combating antisemitism and Israel delegitimization. More at www.jlensnetwork.org.

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